================================================================================
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
[X]                FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ]               TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                         COMMISSION FILE NUMBER 1-10888

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                        ATOFINA CAPITAL ACCUMULATION PLAN
                               15710 JFK BOULEVARD
                              HOUSTON, TEXAS 77032

================================================================================

                                   TOTAL S.A.
                              2 PLACE DE LA COUPOLE
                                LA DEFENSE 92078
                                  PARIS FRANCE

                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee
ATOFINA Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ATOFINA Capital Accumulation Plan (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/ s / KPMG LLP
---------------------

Houston,Texas
June 27, 2003

                        ATOFINA CAPITAL ACCUMULATION PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2002 and 2001

                                                                2002             2001
                                                            ------------     ------------
Investments, at fair value                                  $198,825,216      202,005,938
Employer contributions receivable                                  9,601            7,899
Due from Trustee for securities sold                           3,922,072          823,735
Accrued interest receivable                                       22,106           14,431
Accrued dividends receivable                                     209,384          190,000
                                                            ------------     ------------
                 Plan assets                                 202,988,379      203,042,003
Administrative expenses payable                                   38,682           95,930
Due to Trustee for pending trades                              2,772,020               --
                                                            ------------     ------------
                 Net assets available for plan benefits     $200,177,677      202,946,073
                                                            ============     ============

See accompanying notes to financial statements.

                        ATOFINA CAPITAL ACCUMULATION PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2002

Contributions:
     Employee                                                                      $   9,160,799
     Employer                                                                          5,464,216
     Rollovers                                                                           511,422
                                                                                   -------------
                 Total contributions                                                  15,136,437
Investment income (loss):
     Interest                                                                            798,766
     Dividends                                                                         2,930,416
     Net appreciation in fair value of American Depositary Shares and Warrants         5,296,724
     Net depreciation in fair value of mutual funds                                   (5,399,759)
     Net depreciation in fair value of common collective trust funds                  (4,002,440)
                                                                                   -------------
                 Total investment loss                                                  (376,293)
Payments to participants                                                             (17,234,972)
Administrative expenses                                                                 (293,568)
                                                                                   -------------
                 Net decrease in net assets available for plan benefits               (2,768,396)
Net assets available for plan benefits:
     Beginning of year                                                               202,946,073
                                                                                   -------------
     End of year                                                                   $ 200,177,677
                                                                                   =============

See accompanying notes to financial statements.

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)    DESCRIPTION OF THE PLAN

       (a)    GENERAL

              The ATOFINA Capital Accumulation Plan (the Plan) operates for the benefit of certain employees of Total Fina Elf S.A. (the Company), a French company that is publicly traded on the New York Stock Exchange, and an indirectly wholly owned subsidiary, American Petrofina Holding Company (APHC), hereafter referred to as the "employing companies."

              The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document as amended for more complete information.

              The Plan is administered by an administrative committee (the Committee) appointed by and acting on behalf of the board of directors of the Company. Pursuant to the Plan's trust agreement, an independent trustee (the Trustee) maintains custody of the Plan's assets. Boston Safe Deposit and Trust Company serves as the Trustee, and Hewitt & Associates serves as the independent record keeper.

       (b)    ELIGIBILITY

              An employee is eligible to participate in the Plan immediately upon employment. However, no employee may become a participant if the employee is a member of a collective bargaining unit, the recognized representative of which has not agreed to participation in the Plan by members of such unit. Participants are eligible for Company matching contributions after one year of employment.

       (c)    CONTRIBUTIONS

              Participants may elect to contribute up to 15% on a pretax basis, up to 6% on an after-tax basis or a combination of pretax and after-tax contributions not exceeding 15% of their basic compensation. Eligible employees are automatically deemed to have made a pretax election of 6% unless the employee has affirmatively elected to make no pretax contributions or elected to make pretax contributions in a different amount. Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code) ($1,000 per participant in 2002). Eligible participants may also elect to rollover qualified distributions as defined in the Plan document.

              For each participant, the employing company will contribute an amount up to 6% of the participant's basic compensation for the pay period (Matching Contribution). Participants must contribute a minimum of 3% pretax contributions before the Company will match after-tax contributions. The Company does not match employee catch-up contributions. Matching Contributions are reduced by participants' forfeitures.

              Employee contributions are paid to the Trustee in cash, and Matching Contributions are paid to the Trustee in cash or Total Fina Elf S.A. American Depositary Shares (ADS).

                                                                     (Continued)

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

       (d)    VESTING PROVISIONS

              Participants are vested immediately in their contributions plus actual earnings thereon. Effective January 1, 2001, active participants are 100% vested in Matching Contributions at all times.

       (e)    INVESTMENTS

              Each participant's account is credited with his or her contribution, the Matching Contribution, and an allocation of plan earnings or losses and administrative expenses. Allocations are based on the proportion that each participant's account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

       (f)    INVESTMENT OPTIONS

              Participants may direct the investment of their pretax and after-tax contributions into three mutual funds, three common collective trusts, or Total Fina Elf S.A. ADS. Prior to January 1, 2002, the Matching Contributions were invested in Total Fina Elf S.A. ADS. Effective January 1, 2002, participants were provided the opportunity to direct the investment of their Matching Contributions. Total Fina Elf S.A. Warrants (Warrants) may continue to be held by the participant but are not available for future investment.

       (g)    PARTICIPANT LOANS

              A participant may borrow from his or her account an amount which, when added to the greater of the total outstanding balance of all other loans to such participant from the Plan or the highest outstanding balance of all such loans for the one-year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant's vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustees to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant's vested interest under the Plan following such withdrawal.

       (h)    DISTRIBUTIONS AND FORFEITURES

              Upon termination of service for any reason, a participant may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. An active participant may withdraw after-tax contributions and Matching Contributions made before 1984 and earnings thereon. At any time, a participant age 59-1/2 or older may withdraw his or her total account. Participants had requested distributions in the amount of $8,244 and $558,757 at December 31, 2002 and 2001, respectively, that had not yet been paid by the Trustee.

                                                                     (Continued)

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

              Prior to January 1, 2001, a participant's nonvested percentage of the participant's Matching Contribution account became a forfeiture upon a participant's termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce future Matching Contributions.

       (i)    PLAN TERMINATION

              Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

       (j)    EXPENSES OF ADMINISTERING THE PLAN

              All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its counsel, accounting fees, and record keeper fees, are the responsibility of the Plan.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       (b)    VALUATION OF INVESTMENTS

              Investments are reported at fair market value. The Total Fina Elf S.A. ADS, Warrants, and mutual funds are valued based upon quoted market prices. The common collective trust funds are stated at fair value, as determined by the assets' trustee, by reference to published market data, if available, of the underlying assets. Participant loans are valued at cost, which approximates fair value. Security transactions are recorded on a trade date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date.

              Net appreciation (depreciation) in the fair value of investments includes realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

                                                                     (Continued)

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(3)    INVESTMENTS

       The fair market values of individual assets that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are as follows:

2002:

     Total Fina Elf S.A. ADS                        $112,813,945
     New Perspective Fund                             11,161,339
     Equity Index Fund H                              15,486,304
     Pooled Employee Funds Daily Liquidity Fund       23,919,889
2001:

     Total Fina Elf S.A. ADS*                       $130,926,306
     New Perspective Fund                             12,116,052
     Equity Index Fund H                              16,084,452

* Nonparticipant-directed in 2001.

(4)    TOTAL FINA ELF S.A. ADS AND WARRANTS

       Each participant is entitled to exercise voting rights attributable to the Total Fina Elf S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the Total Fina Elf S.A. ADS, the Trustee will vote the Total Fina Elf S.A. ADS in the same proportion as the votes received by the Trustee.

       The Warrants are the result of the PetroFina S.A. and Fina, Inc. merger on August 5, 1998. Participants who held shares of Fina, Inc. stock in the Plan at that time received the PetroFina warrants as part of the proceeds for each share of Fina, Inc. stock in their accounts. In connection with a tender offer made on May 6, 1999 by Total S.A., all outstanding PetroFina warrants were exchanged for Total S.A. warrants. Following the consolidation of Total Fina Elf S.A., all Total S.A. warrants have been exchanged for Total Fina Elf S.A. Warrants. Each Warrant entitles the participant to acquire one Total Fina Elf S.A. ADS at a price of $46.94. Warrants expire on August 5, 2003.

(5)    CONCENTRATION OF INVESTMENTS

       The Plan's investment in Total Fina Elf S.A. ADS and Warrants represents 59% and 68% of total investments as of December 31, 2002 and 2001, respectively. The Company is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

                                                                     (Continued)

                       ATOFINA CAPITAL ACCUMULATION PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

(6)    NONPARTICIPANT-DIRECTED INVESTMENTS

       The Total Fina Elf S.A. ADS fund contains both participant and nonparticipant-directed investments as of December 31, 2001. The relative amounts could not be separated, and as such, information about the net assets relating to the entire fund is as follows:


                                                2001
                                           -------------
Net assets:
     Cash equivalents                      $   1,107,981
     Total Fina Elf S.A. ADS                 130,926,306
     Employer contributions receivable             7,899
     Securities receivables                      799,628
     Accrued interest receivable                   3,599
     Accrued dividends receivable                190,000
     Administrative expenses payable             (16,369)
                                           -------------
                                           $ 133,019,044
                                           =============

       Effective January 1, 2002, the entire Total Fina Elf S.A. ADS Fund is participant-directed (see note 1).

(7)    FEDERAL INCOME TAXES

       The Plan has obtained from the Internal Revenue Service a determination letter dated October 30, 2002 indicating that the Plan qualifies under the provision of Section 401(a) of the Code and, accordingly, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the letter; however, the Company believes that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code.

(8)    RECONCILIATION TO FORM 5500

       The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                  2002               2001
                                                             -------------      -------------
Net assets available for plan benefits per the financial
     statements                                              $ 200,177,677        202,946,073
Amounts allocated to withdrawing participants                       (8,244)          (558,757)
                                                             -------------      -------------
Net assets available for plan benefits per the Form 5500     $ 200,169,433        202,387,316
                                                             =============      =============

                                                                     (Continued)

                       ATOFINA CAPITAL ACCUMULATION PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

       The following is a reconciliation of withdrawals per the financial statements to the Form 5500:


                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                                2002
                                                                            ------------
Payments to participants per the financial statements                       $ 17,234,972
Add amounts allocated to withdrawing participants at December 31, 2002             8,244
Less amounts allocated to withdrawing participants at December 31, 2001         (558,757)
                                                                            ------------
Payments to participants per the Form 5500                                  $ 16,684,459
                                                                            ============

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(9)    RISKS AND UNCERTAINTIES

       The Plan provides for investments in Total Fina Elf S.A. ADS and Warrants, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

(10)   PARTY-IN-INTEREST TRANSACTIONS

       The Plan engages in investment transactions with funds managed by The Boston Company, Inc., an affiliate of the Trustee, a party in interest with respect to the Plan. In addition, the Plan invests in Total Fina Elf, S.A. ADS and Warrants, which are shares and units of Company securities. The Company is the parent of the sponsor of the Plan; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Code.

(11)   SUBSEQUENT EVENTS

       Effective January 1, 2003, a participant may elect to change his or her election under the Plan on a weekly basis.

       Effective May 6, 2003, Total Fina Elf S.A. changed its name to TOTAL S.A. In conjunction with the name change, Total Fina Elf S.A. American Depositary Shares and Warrants have become TOTAL S.A. American Depositary Shares and Warrants.

                        ATOFINA CAPITAL ACCUMULATION PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                                                                            CURRENT
           IDENTITY OF ISSUE                               DESCRIPTION OF INVESTMENT                         VALUE
-----------------------------------------   ---------------------------------------------------------    ------------
Total Fina Elf S.A.*                        American Depositary Shares                                   $112,813,945
Total Fina Elf S.A.*                        Warrants                                                        4,078,056
American Funds, Inc.                        Balanced Fund                                                   9,859,620
American Funds, Inc.                        New Perspective Fund                                           11,161,339
Dreyfus Funds                               Growth and Value Fund                                           7,323,825
Barclays Global Investors                   Equity Index Fund H                                            15,486,304
Barclays Global Investors                   U.S. Debt Market Index Fund                                     7,490,797
The Boston Company, Inc.*                   Pooled Employee Funds Daily Liquidity Fund                     23,919,889
Barclays Global Investors                   Cash                                                                  268
Participant Loans*                          Interest rates ranging from 5.25% to 11%                        6,691,173
                                                                                                         ------------
                                                                                                         $198,825,216
                                                                                                         ============

* Indicates a party in interest.

See accompanying independent auditors' report.

                                    SIGNATURE

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           ATOFINA CAPITAL ACCUMULATION PLAN

Date: June 27, 2003                        /s/ Carolyn Sanders
                                           -------------------------------------
                                           Vice President and Chairman,
                                           Benefits Administration Committee

                                INDEX TO EXHIBIT


EXHIBIT NUMBER                                DESCRIPTION
--------------           -------------------------------------------------------
     23.1                Independent Auditors' Consent

     99.1                Certification of Chief Executive  Officer pursuant to
                         18 U.S.C. Section 1350, as adopted  pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     99.2                Certification  of Chief Financial  Officer pursuant to
                         18 U.S.C. Section 1350, as adopted  pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.